GUZOV OFSINK LLC ATTORNEYS-AT-LAW 600 MADISON AVENUE 14th FLOOR NEW YORK, NEW YORK 10022 TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273 http://www.golawintl.com

LONG ISLAND OFFICE: 200 Broadhollow Road, Suite 207 Melville, NY 11747 Telephone: (631) 293-2904 • Fax: (631) 293-4418

March 19, 2007

BY EDGAR

John D. Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	Sino Gas International Holdings, Inc. (f/k/a Dolce Ventures, Inc.)
Registration Statement on Form SB-2
File No. 333-138294
Filed: October 27, 2006

Dear Mr. Reynolds:

In response to recent conversations with the Staff regarding the registration statement referenced above, we recently filed an amended registration statement on Form SB-2/A on behalf of our client, Sino Gas International Holdings, Inc., which changed its name from Dolce Ventures, Inc. on November 17, 2006 (the “Registrant”).

The amended registration statement relates to the resale of 852,902 shares of the Registrant's common stock, or approximately one-third of its public float of 2,558,704 shares. Your prompt attention to the amended registration statement would be greatly appreciated. If you have further questions or comments, please contact the undersigned at the contact address listed above.

Very truly yours, GUZOV OFSINK, LLC

By:	/s/ Darren Ofsink
Darren Ofsink